August 18, 2014

Mr. Thomas L. Wegman
President
BioSpecifics Technologies Corp.
35 Wilbur Street
Lynbrook, NY 11563

You have informed us that the Securities and Exchange Commission (SEC) sent a letter dated August 15, 2014, to BioSpecifics Technologies Corporation (the Company) commenting on the Form 8-K filed by the Company on August 11, 2014. Such letter requests a separate analysis from each of the Company’s audit committee and Friedman LLP (the Firm) supporting the conclusion that the services we provided to the Company prior to being retained as its independent public accounting firm would not impair independence under Rule 2-01(c)(4) regarding the Firm’s review of the quarter ending September 30, 2014 and the audit for the year ending December 31, 2014.

As required, the Firm had previously communicated in writing to the Company’s audit committee, any relationships between the Firm and the Company or its employees that, as of the date of communication, may be thought to bear on our independence. As communicated in our letter dated July 30, 2014, the Firm had performed certain pre-approved tax services for the Company. Specifically, the Firm had been engaged to prepare the Company’s federal, state, and local tax returns for the years ended December 31, 2013 and 2014, and to assist management in its preparation of the Company’s quarterly and year-end tax provision for financial reporting purposes.

Rule 3524 of the Public Company Accounting Oversight Board (PCAOB) requires Audit Committee pre-approval of certain tax services. Preparation of the Company’s corporate income tax returns is expressly permitted with such pre-approval. Further, as per PCAOB Rule 3522, the Firm did not provide any services related to marketing, planning, or opining in favor of the tax treatment of “Confidential Transactions” or “Aggressive Tax Position Transactions”. In addition, the Firm did not provide any tax services to persons in financial reporting oversight roles, which would be prohibited by PCAOB Rule 3523.

With respect to PCAOB Rule 3520, the Firm ceased assisting management in preparing its quarterly tax provision with the June 30, 2014 quarter and prior to being engaged as the Company’s new independent registered public accounting firm on August 7, 2014. The Firm is satisfied that management or their representatives are in a position to calculate the Company’s tax provision without assistance or consultation. Prior to August 7, 2014, Company personnel were very involved in the calculation, accepted responsibility for the work and made adjusting entries to the tax accounts. Company personnel understood accounting for income taxes concepts and the impact on the consolidated financial statements. ..

BioSpecifics Technologies Corp.
August 18, 2014

In addition, the tax provision reported in the Company’s financial statements and the associated effective tax rate is not impacted by significant permanent items and it is not complex in nature. The Company’s effective tax rate is not significantly different from the statutory rate. Further, the deferred tax asset and liability accounts were comprised of only a handful of temporary differences and such deferred tax accounts represented only .5% of current assets and 6% of total assets as of December 31, 2013. Also, there were no net operating loss tax attributes as of December 31, 2013 or June 30, 2014, the realization of which may have caused uncertainties or additional judgment decisions.

Importantly, the nature of the accounts and analysis will require management to adjust such tax related accounts in the third and fourth quarters based on the Company’s transactions and results during those periods and prior to the Firm performing its review procedures or audit procedures, as appropriate. Finally, the third quarter, fourth quarter and year end internal controls over accounting for income taxes and related disclosures will be evaluated.

In summary, these facts and circumstances enabled the Firm to conclude that the services we provided to the Company prior to being retained as its independent public accounting firm do not impair our independence in conducting reviews of the quarters ending September 31, 2014 and December 31, 2014 and a PCAOB audit of the Company’s year ended December 31, 2014.

Very truly yours,

Friedman LLP